UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 8-A

FOR REGISTRATION OF CERTAIN CLASSES OF SECURITIES

PURSUANT TO SECTION 12(b) OR 12 (g) OF THE

SECURITIES EXCHANGE ACT OF 1934

SINOVAC BIOTECH LTD.

(Exact name of registrant as specified in its charter)

Antigua, West Indies	Not Applicable
(State of incorporation or organization)	(I.R.S. Employer Identification No.)

No. 39 Shangdi Xi Road, Haidian District, Beijing 100085 People’s Republic of China (Address of principal executive offices)	Not Applicable (Zip Code)

Securities to be registered pursuant to Section 12(b) of the Act:

Title of each class to be so registered	Name of each exchange on which each class is to be registered
Common Shares, per value $0.001 per share	The NASDAQ Stock Market LLC

If this form relates to the registration of a class of securities pursuant to Section 12(b) of the Exchange Act and is effective pursuant to General Instruction A.(c), check the following box. ☒

If this form relates to the registration of a class of securities pursuant to Section 12(g) of the Exchange Act and is effective pursuant to General Instruction A.(d), check the following box. ☐

Securities Act registration statement file number to which this form relates: Not applicable (if applicable)

Securities to be registered pursuant to Section 12(g) of the Act:  None.

INFORMATION REQUIRED IN REGISTRATION STATEMENT

Item 1.                    Description of Registrant’s Securities to be Registered.

The Registrant is an Antigua company with limited liability, and its affairs are governed by its articles of incorporation and by-laws and the International Business Corporations Act.

The Registrant is authorized to issue 100,000,000 common shares, par value US$0.001 per share, and 50,000,000 preferred shares, par value US$0.001 per share.  The directors have the authority to fix the number of shares in, or to determine the designation of, and the rights, privileges, restrictions and conditions attaching to the shares of each series.  The Registrant does not have any outstanding preferred shares.

General

All of our outstanding common shares are fully paid and non-assessable. The common shares are issued in registered form. Holders of common shares are entitled to receive share certificates. Our shareholders who are non-residents of Antigua may freely hold and vote their common shares.

Dividends

The holders of our common shares are entitled to such dividends as may be declared by our board of directors subject to the International Business Corporations Act.

Voting Rights

Each common share is entitled to one vote on all matters upon which the common shares are entitled to vote.

A quorum required for a meeting of shareholders consists of shareholders who hold at least a majority of our shares at the meeting present in person or by proxy.  Shareholders’ meetings are held annually and may be convened by our board of directors on its own initiative or upon a request to the directors by shareholders holding in aggregate at least five percent of our issued share capital. Advance notice of at least 21 days is required for the convening of our annual general meeting and other shareholders meetings.

Unless the International Business Corporations Act otherwise requires, resolutions to be passed by the shareholders requires a simple majority vote.  Certain important matters such as changes to our by-laws require a resolution passed by a vote of shareholders holding a majority of all the outstanding and issued shares.

Transfer of Common Shares

Our shareholders may transfer common shares by endorsing the relevant share certificates, completing a share transfer form or by other proper evidence of succession, assignment or authority to transfer.

Liquidation

On a return of capital on winding up or otherwise (other than on conversion, redemption or purchase of common shares), assets available for distribution among the holders of common shares shall be distributed among the holders of the common shares on a pro rata basis. If our assets available for distribution are insufficient to repay all of the paid-up capital, the assets will be distributed so that the losses are borne by our shareholders proportionately.

Inspection of Books and Records

Holders of our common shares will have no general right under Antigua law to inspect or obtain copies of our list of shareholders or our corporate records. They may, however, access such corporate information as is publicly available in the Companies Registry in St. John’s, Antigua.  We will also provide our shareholders with annual audited consolidated financial statements.

Changes in Capital

We may from time to time by a resolution passed by a majority of the shares entitled to vote:

•                  increase the share capital by such sum, to be divided into shares of such classes and amount, as the resolution may prescribe;

•                  consolidate and divide all or any of our share capital into shares of a larger amount than our existing shares;

•                  sub-divide our existing shares, or any of them into shares of a smaller amount provided that in the subdivision the proportion between the amount paid and the amount, if any unpaid on each reduced share shall be the same as it was in case of the share from which the reduced share is derived;

•                  cancel any shares which, at the date of the passing of the resolution, have not been taken or agreed to be taken by any person.

We may reduce our share capital and any capital redemption reserve in any manner authorized by law by a resolution that is passed by not less than two-thirds of the votes cast by the shareholders who voted in respect of the resolution.

Item 2.                    Exhibits.

No exhibits are required to be filed as the securities being registered on this form (1) are being registered on an exchange on which no other securities of the Registrant are registered, and (2) are not being registered pursuant to Section 12(g) of the Exchange Act.

SIGNATURE

Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized.

SINOVAC BIOTECH LTD.

By:	/s/ Weidong Yin
Name: Weidong Yin
Title: Chairman and Chief Executive Officer

Date: November 13, 2009